                                                  OPPENHEIMER TOTAL RETURN FUND, INC.

                                                     Supplement Dated July 1, 2002
                                    to the Statement of Additional Information dated April 30, 2002

The Statement of Additional Information is changed as follows:

1.       The section  captioned  "Distribution  and Service Plans - Class A Service Plan" on page 38 is revised by adding the following to the end of the first paragraph:  "With respect to purchases of Class A shares subject to a contingent  deferred sales charge by certain retirement plans that purchased such shares prior to March 1, 2001 ("grandfathered  retirement accounts"), the Distributor currently  intends to pay the service fee to  Recipients in advance for the first year after the shares are  purchased.  After the first year shares are  outstanding,  the  Distributor  makes  service fee payments to Recipients  quarterly on those  shares.  The advance  payment is based on the net asset  value of shares  sold.  Shares  purchased  by  exchange do not qualify for the advance service fee payment.  If Class A shares  purchased by grandfathered  retirement  accounts are redeemed during the first year after their  purchase,  the Recipient of the service fees on those shares will be obligated to repay the  Distributor a pro rata portion of the advance payment of the service fee made on those shares.

July 1, 2002                                                                              PX0420.012